December 30, 2009
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Attn: Jennifer Gowetski
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:	Gladstone Commercial Corporation Form 10-K for the year ended December 31, 2008 Filed February 25, 2009 File No. 001-33097
Dear Ms. Gowetski:
     We are in receipt of your December 18, 2009 letter (the “Correspondence”) to Gladstone Commercial Corporation (the “Company”) regarding the review of the above-referenced filing by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Our responses to each item raised in the Correspondence are provided below. For your convenience we have restated the comments provided by the Staff prior to each of our corresponding responses below.
Comment 1 — General:
     We note that you appear to have used your old Exchange Act reporting number on the cover page of your Form 10-K and your most recent Form 10-Q. In future filings, please use your current Exchange Act reporting number (001-33097) or advise.
Comment 1 — Response:
     The Company will use the current Exchange Act reporting number (001-33097) in all future filings.
Comment 2 — Item 2. Properties, Page 22:
     Please provide us a schedule of leases expiring in the next ten years, including the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases on a portfolio basis. In addition, please tell us the geographic areas in which your properties are located on a portfolio basis. Confirm that you will provide similar disclosure in future filings.

Comment 2 — Response:
     The Company has provided two additional tables below, which reflect the schedule of leases expiring in the next ten years and the geographical areas in which the Company’s properties are located. The Company will provide these tables in future filings with the Commission.
     The following table summarizes the lease expirations by year for the Company’s properties for leases in place as of December 31, 2008:

Year of Lease			Annualized Base	% of Annualized
Expiration	Square Feet	Number of Leases	Rental Revenue	Base Rent

2009	17,432	1	$211,183	0.5%
2010	215,581	3	1,409,691	3.4%
2011	30,268	1	536,324	1.3%
2012	479,982	3	4,429,603	10.7%
2013	438,422	6	4,670,909	11.2%
2014	614,132	5	3,055,683	7.4%
2015	879,444	8	6,494,747	15.6%
2016	898,257	5	4,195,156	10.1%
2017	102,200	1	922,927	2.2%
2018	59,894	1	268,042	0.7%
2019+	2,594,344	17	15,344,993	36.9%

Total	6,329,956	51	$41,539,258	100%

The following table summarizes the geographic locations of the Company’s properties for leases in place as of December 31, 2008:

		Number of	Annualized Base	% of Annualized
State	Square Feet	Leases	Rental Revenue	Base Rent
Ohio	1,185,411	11	$7,366,813	17.7%
Minnesota	547,800	3	5,211,470	12.5%
North Carolina	695,876	6	3,777,316	9.1%
Pennsylvania	623,375	4	3,008,444	7.2%
Texas	188,178	4	2,353,410	5.7%
Michigan	596,104	2	2,195,838	5.3%
Illinois	164,131	2	2,186,019	5.3%
Massachusetts	338,508	3	2,122,753	5.1%
All Other States	1,990,573	16	13,317,195	32.1%

Total	6,329,956	51	$41,539,258	100%

     The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning the filing or this response letter to the undersigned at (703) 287-5853.

Sincerely,
/s/ Danielle Jones
Danielle Jones
Chief Financial Officer

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